FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1                     FRN Variable Rate Fix dated 6 October 2003
No.  2                     FRN Variable Rate Fix dated 6 October 2003
No.  3                     FRN Variable Rate Fix dated 6 October 2003
No.  4                     FRN Variable Rate Fix dated 7 October 2003
No.  5                     FRN Variable Rate Fix dated 7 October 2003
No.  6                     FRN Variable Rate Fix dated 10 October 2003
No.  7                     FRN Variable Rate Fix dated 10 October 2003
No.  8                     Employee Share Option Scheme dated 10 October 2003
No.  9                     FRN Variable Rate Fix dated 10 October 2003

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Document No.  1

RE: NORTHERN ROCK PLC
    USD 5,017,000.00
    MATURING:  07-Jly-2008
    ISSUE DATE: 02-Jly-2003
    ISIN: XS0171637449

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 07-Oct-2003 TO 07-Jan-2004 HAS BEEN FIXED AT 1.210000 PCT.

INTEREST PAYABLE VALUE 07-Jan-2004 WILL AMOUNT TO USD 3.09 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX 44 020 7508 3881.

Document No.  2

RE: NORTHERN ROCK PLC
    GBP 15,000,000.00
    MATURING: 05-Mar-2004
    ISSUE DATE: 05-Feb-2001
    ISIN: XS0124145870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Oct-2003 TO 05-Jan-2004 HAS BEEN FIXED AT 3.805000 PCT

INTEREST PAYABLE VALUE 05-Jan-2004 WILL AMOUNT TO:
GBP 94.86 PER 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.  3

RE: NORTHERN ROCK PLC
    GBP 2,227,000.00
    MATURING: 09-Oct-2009
    ISSUE DATE: 03-Oct-2003
    ISIN: XS0177078929

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Oct-2003 TO 09-Jan-2004 HAS BEEN FIXED AT 3.858750 PCT

INTEREST PAYABLE VALUE 09-Jan-2004 WILL AMOUNT TO:
GBP 10.36 PER 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.  4

RE: NORTHERN ROCK PLC
    GBP 2,547,000.00
    MATURING: 06-Jly-2009
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171562175

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 06-Oct-2003 TO 06-Jan-2004 HAS BEEN FIXED AT 3.875000 PCT.

INTEREST PAYABLE VALUE 06-Jan-2004 WILL AMOUNT TO GBP 9.77 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  5

RE: NORTHERN ROCK PLC
    GBP 2,386,000.00
    MATURING: 11-Jly-2008
    ISSUE DATE: 04-Jly-2003
    ISIN: XS0172110214

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 06-Oct-2003 TO 05-Jan-2004 HAS BEEN FIXED AT 3.875000 PCT.

INTEREST PAYABLE VALUE 05-Jan-2004 WILL AMOUNT TO GBP 9.66 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  6

RE: NORTHERN ROCK PLC
GBP 4,526,000.00
MATURING: 09-Jly-2008
ISSUE DATE: 09-May-2003
ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 09-Oct-2003 TO 09-Jan-2004 HAS BEEN FIXED AT 3.882500 PCT.

INTEREST PAYABLE VALUE 09-Jan-2004 WILL AMOUNT TO GBP
9.79 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  7

RE: NORTHERN ROCK PLC
GBP 20,000,000.00
MATURING: 10-Oct-2005
ISSUE DATE: 09-Apr-2003
ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 09-Oct-2003 TO 09-Jan-2004 HAS BEEN FIXED AT 3.802500 PCT.

INTEREST PAYABLE VALUE 09-Jan-2004 WILL AMOUNT TO GBP
958.44 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  8

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 10 October 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 25,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,509,225 Shares representing 1.54% of the Company's issued share capital.

Document No.  9



RE: NORTHERN ROCK PLC
USD 1,260,000.00
MATURING: 12-Jly-2004
ISSUE DATE: 12-Jly-2001
ISIN: XS0132686576

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 14-Oct-2003 TO 12-Jan-2004 HAS BEEN FIXED AT 1.170000 PCT.

INTEREST PAYABLE VALUE 12-Jan-2004 WILL AMOUNT TO USD 29.25 PER USD 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  14 October 2003               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary